Exhibit 99.2

             Letterhead of PricewaterhouseCoopers


BY HAND AND BY FAX

Private and Confidential

The Board of Directors
Euro Tech Holdings Company Limited
18/F, Gee Chang Hong Centre
65 Wong Chuk Hang Road
Hong Kong

Attention: Mr. T. C. Leung


22 November 2005

Our Ref: KKYC.IWOF/02050476.A001


Dear Sirs,

We give notice that we are resigning as auditors of your Company and your subsidiaries, namely Euro Tech (Far East) Limited, Euro Tech ChinaH2O.com and Euro Tech (China) Limited with effect from today.


Yours faithfully


/s/PricewaterhouseCoopers